Schedule A
to the
Administration Agreement
between
World Funds Trust (the “Trust”)
and
Commonwealth Shareholder Services, Inc. (“CSS”)

Dated as of October 31, 2014

Strategic Latin America Fund

Compensation to be Paid to CSS:

A.	For administration, CSS shall be paid an asset-based administrative fee, computed daily and paid monthly, at the following annual rates based on the average daily net assets of each Fund:

Name of Fund	Administrative Services Fee

Strategic Latin America Fund	Asset-based fee*:
	$0 to $100 million in total assets:	10 basis points
	From $100 million to $250 million in total assets:	7 basis points
	Greater than $250 million in total assets:	5 basis points

*Subject to an annual minimum of $30,000 for a single fund or $25,000 per fund for multiple funds with same adviser.

For multiple funds, Commonwealth will calculate the basis point fee for the combined assets of all funds for which Commonwealth provides fund administration services and determine if the basis point fee or annual minimum for the funds is greater. The greater amount will then be allocated based on each fund’s portion of the total assets.

B.	For the performance of Blue Sky matters, CSS shall be paid at the following rate:

State Permit Fee: $125.00 per permit
Subsequent Event Fee: $50.00 per event.

C.	Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

- EDGAR filing fees	- State Registration Fees
- Printing and Mailing of Shareholder Reports	- Regulatory Fees
- Legal Fees	- Proxy Fees
- Board meeting related expenses	- ICI Membership Fees